Ted Timmermans Vice President Controller and Chief Accounting Officer 918/573-3437 918/573-4054 fax ted.timmermans@williams.com	One Williams Center P.O. Box 2400 Tulsa, OK 74102-2400 918/573-2000
June 23, 2009
Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	The Williams Companies, Inc.
Form 10-K for the year ended December 31, 2008
Filed February 25, 2009
Form 10-Q for the quarter ended March 31, 2009
Filed April 30, 2009
File No. 1-04174
Dear Ms. Thompson:
          On behalf of The Williams Companies, Inc., I am writing in response to your letter dated June 15, 2009, setting forth comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to our Annual Report on Form 10-K filed February 25, 2009 and our Form 10-Q filed April 30, 2009. For your convenience, I have reproduced the full text of each of the Staff’s comments above our responses below.
Form 10-K for the Fiscal Year Ended December 31, 2008
Management’s Report on Internal Control Over Financial Reporting, page 78
1.	We note that your Chief Executive Officer and Chief Financial Officer expressed their belief as to the effectiveness of your internal control over financial reporting. Please confirm, if true, that your Chief Executive Officer and Chief Financial Officer concluded that your internal control over financial reporting is effective. Please also confirm that you will, in future filings, refrain from characterizing this conclusion as management’s belief.
Our Chief Executive Officer and Chief Financial Officer did conclude that our internal control over financial reporting was effective as of December 31, 2008. In future filings, we will refrain from characterizing this conclusion as management’s belief.
Form 10-Q for the Fiscal Quarter ended March 31, 2009
Consolidated Statement of Cash Flows, page 6
2.	We note your response to comment nine from our comment letter dated May 12, 2009. We understand that the line item captioned “Capital expenditures” on your statement of cash flows represents the gross increase in your property, plant and equipment, including both cash and non-cash expenditures, and that you then present the non-cash changes in the line item captioned “Changes in accounts payable and accrued liabilities” such that the net effect of these two line items is to calculate your cash capital expenditures. Notwithstanding your belief that this presentation is useful to your readers, it is unclear to us that presenting non-cash transactions within your statement of cash flows complies with SFAS 95 and related guidance. In this

Ms. Jennifer Thompson
June 23, 2009

regard, SFAS 95 indicates that non-cash investing and financing activities should be reported to investors in related disclosures but does not contemplate presenting these transactions within the cash flow statement itself. If you continue to believe that this presentation is permitted under SFAS 95, please provide us with a detailed analysis of SFAS 95 supporting this conclusion. Otherwise, please revise the line item captioned “Capital expenditures” in future filings to present only your cash capital expenditures. We will not object if you present a reconciliation of your gross capital expenditures to your cash capital expenditures as supplemental information below your statement of cash flows or in a footnote to your financial statements to comply with paragraph 32 of SFAS 95.
In future filings, we will present only our cash capital expenditures within the investing section of our Consolidated Statement of Cash Flows and consider other supplemental disclosure of our non-cash capital expenditures.
              In addition, we acknowledge the Staff’s comment that we are responsible for the accuracy and adequacy of the disclosures made. We formally acknowledge that:
The adequacy and accuracy of the disclosure in the filing is the responsibility of The Williams Companies, Inc. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing. The Williams Companies, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me with any further questions or comments.

Very truly yours,
/s/ Ted T. Timmermans
Ted T. Timmermans
Vice President Controller and Chief Accounting Officer